[Hines Global REIT, Inc. Letterhead]
September 1, 2010

VIA EMAIL and EDGAR

United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Attention:                      Mr. Duc Dang

Re:           Responses to comments received on August 2, 2010
Hines Global REIT, Inc. (the “Company”)
Post-Effective Amendment No. 2 to Form S-11
Filed July 21, 2010, File No. 333-156742

Mr. Dang:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”), which were initially discussed during a telephone conversation with an attorney from Greenberg Traurig, LLP, counsel to the Company (“Counsel”), on August 2, 2010, with respect to Post-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement of Form S-11, File No. 333-156742 (“Registration Statement”), filed on July 21, 2010.  On September 1, 2010 the Company filed Pre-Effective Amendment No. 1 to Amendment No. 2 (“PE No. 1”), to update certain information in Amendment No. 2 and to incorporate the Company’s most recently filed Quarterly Report on Form 10-Q and Current Reports on Form 8-K into the filing.  Disclosure in response to the Staff’s comments (as described below) is reflected in PE No. 1.   Accordingly, the Company hereby requests acceleration of the effectiveness of Amendment No. 2, effective as of 3:00 p.m. on September 3, 2010, or as soon as practicable thereafter.

For ease of reference, the Staff’s comments are summarized below in boldface, and the Company’s responses immediately follow each comment.

1.
Please provide yield information for each completed acquisition described in Amendment No. 2, and with respect to each completed acquisition described within each post-effective amendment to the Company’s Registration Statement filed subsequent to the date hereof.

In each post-effective amendment to the Registration Statement filed by the Company subsequent to the date hereof, the Company hereby undertakes to provide yield information, in the form of a cap rate, for each completed acquisition described therein.

To specifically address the Staff’s comment regarding the completed acquisitions described in Amendment No. 2, the Company included the following disclosure regarding capitalization rates for the Brindleyplace acquisition and the 17600 Gillette acquisition, respectively, in PE No. 1:

(a)
“The estimated going-in capitalization rate for the Brindleyplace Project is approximately 7.0%.  The estimated going-in capitalization rate is determined by dividing the projected net operating income (“NOI”) for the first fiscal year by the net purchase price (excluding closing costs and taxes).  NOI includes all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees).  The projected NOI includes assumptions which may not be indicative of the actual future performance of the property. These include assumptions: (i) that in-place tenants will continue to perform under their lease agreements during the next 12 months, (ii) that leases subject to rent reviews during the next 12 months will be adjusted to market rates and (iii) concerning estimates of timing and rental rates related to re-leasing vacant space.”

(b)
 “The estimated going-in capitalization rate for 17600 Gillette is approximately 13.4%. The estimated going-in capitalization rate is determined by dividing the projected net operating income (“NOI”) for the first fiscal year by the net purchase price (excluding closing costs).  NOI includes all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees).  The projected NOI includes assumptions which may not be indicative of the actual future performance of the property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.”

2.	Please clarify how the purchase price was funded for the Brindleyplace acquisition.

As discussed during a telephone conversation between the Staff and Counsel, the purchase price for the Brindleyplace property was £186.2 million (excluding taxes, closing costs and proration adjustments), of which £121.1 million was financed with a secured mortgage facility.  The remaining £65.1 million of initial capital required to complete the acquisition was funded by each venturer based on its pro-rata share of the joint venture, as indicated by the disclosure in Amendment No. 2.

To further clarify, the £10.0 million limit on capital contributions by the joint venture partners described in Amendment No. 2 applies only to the capital contributions that may be required to re-tenant one of the buildings acquired by the joint venture.  This limit was not imposed on the initial capital contributions required to complete the acquisition of the Brindleyplace Project.

3.
Please provide a rolling, four-quarter distribution table that includes columns disclosing (i) total distributions made, (ii) the portion of such distributions paid in cash, (iii) the portion of such distributions for which shares were issued pursuant to the Company’s distribution reinvestment plan and (iv) cash flow from operations.

In response to the Staff’s comment, the Company included the following disclosure (including the tabular disclosure) in PE No. 1 and agrees to disclose information substantially similar to that set forth below in each post-effective amendment to the Registration Statement that contains a supplement to the Company’s prospectus or an amended and restated prospectus.  Such disclosure will cover only those quarterly periods which have ended and for which a quarterly report on Form 10-Q or an annual report on Form 10-K has been filed:

The table below outlines our total distributions declared for the periods indicated to (i) our stockholders, including the breakout between the distributions paid in cash and those reinvested pursuant to our distribution reinvestment plan and (ii) the holder of a noncontrolling interest in the Operating Partnership (which distributions were paid in cash), as well as the sources of funds used to pay our cash distributions.

	Stockholders			Noncontrolling Interest	Sources
Distributions for the Three Months Ended	Cash Distributions	Distributions Reinvested	Total Declared	Total Declared	Cash Flows From Operating Activities	Offering Proceeds

6/30/2010	$976,991	$1,368,149	$2,345,140	$3,684	—	$980,675	(100%)
3/31/2010	$395,334	$601,829	$997,163	$3,644	—	$398,978	(100%)
12/31/2009*	$104,560	$152,575	$257,135	$2,956	—	$107,516	(100%)
                        _______________________________________
                            * Distributions were declared for the period from October 20, 2009 - December 31, 2009.

As discussed in a telephone conversation between the Staff and Counsel, in addition to the information requested by the Staff, the Company is required pursuant to comments from state regulators, to include, in tabular format, information concerning all sources of funds used to pay cash distributions.

4.	Please include Selected Financial Data in post-effective amendments to the Company’s Registration Statement filed subsequent to the date hereof.

Instruction 4 to Item 301 of Regulation S-K indicates that if interim period financial statements are included in a post-effective amendment filing, it is in the discretion of the registrant to determine whether the selected financial data should be updated for such interim period to reflect a material change in the trends indicated in the selected financial data provided for the last five fiscal years.  Despite this instruction, the Staff indicated during telephone conversations with Counsel that the Staff will require the Company and other non-traded REIT registrants to provide interim period updates to the selected financial data in each  post-effective amendment.  In compliance with the Staff’s comment, the Company updated the selected financial data section in PE No. 1 and hereby undertakes to provide interim period updates in its presentation of the selected financial data in each new supplement or amended and restated prospectus, in each case, which is filed as part of a post-effective amendment to the Registration Statement subsequent to the date hereof.  Accordingly, the Company hereby undertakes that it will not exercise the discretion permitted by Instruction 4 to Item 301 of Regulation S-K with respect to such post-effective amendments to its Registration Statement.

The Company hereby acknowledges the following:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, in connection with the acceleration request, the Company hereby acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses set forth above, please contact the Company’s Chief Accounting Officer, Ryan Sims at (713) 966-7715, or me at (713) 966-5476.

Very truly yours,

/s/Sherri W. Schugart
Sherri W. Schugart
Chief Financial Officer

cc:	Judith D. Fryer, Esq.
Alice L. Connaughton, Esq.
Hines Global REIT, Inc.